Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction

Proteon Therapeutics Limited	United Kingdom

Proteon Securities Corp.	Massachusetts

Proteon International Holdings, Inc.	Delaware

Proteon Bermuda Limited	Bermuda

Proteon Ireland Limited Ireland	Ireland

ArTara Subsidiary, Inc.	Delaware

All subsidiaries are 100% owned.